                                                                                           ------------------------------
                                      UNITED STATES                                        OMB APPROVAL
                                                                                           ------------------------------
                           SECURITIES AND EXCHANGE COMMISSION                              OMB Number: 3235-0145
                                                                                           ------------------------------
                                 Washington, D.C. 20549                                    Expires: December 31, 2005
                                                                                           ------------------------------
                                                                                           Estimated average burden
                                                                                           hours per response. . . 11
                                                                                           ------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Evolving Systems, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per Share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30049R100

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 2, 2004

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]  Rule 13d-1(b)
  [X]  Rule 13d-1(c)
  [ ]  Rule 13d-1(d)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. 30049R100                                                                   PAGE 2 of 7 PAGES
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Apax Europe IV GP Co. Limited
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Guernsey, Channel Islands
----------------------- ---------- ---------------------------------------------------------------------------------
   NUMBER OF SHARES     5.         SOLE VOTING POWER
BENEFICIALLY OWNED BY                       0
EACH REPORTING PERSON   ---------- ---------------------------------------------------------------------------------
         WITH           6.         SHARED VOTING POWER
                                            2,899,998
                        ---------- ---------------------------------------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                            0
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            2,899,998
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,899,998
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                               [ ]

--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   15.4%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   CO
--------- ----------------------------------------------------------------------------------------------------------

                                                          PAGE 3 of 7 PAGES

Item 1.          (a)    Name of Issuer:

                        Evolving Systems, Inc.

                 (b) Address of Issuer's Principal Executive Offices:

                        9777 Mt. Pyramid Court
                        Englewood, CO 80112

Item 2.          (a)    Name of Person Filing:

                                Apax Europe IV GP Co. Limited, a Guernsey
                                corporation, in its capacity as the General
                                Partner of Apax Europe IV, GP L.P., which is the
                                Managing General Partner of the following funds,
                                which own, in the aggregate, approximately 48%
                                of the outstanding equity securities of Tertio
                                Telecom Group, Ltd., which holds 966,666 shares
                                of Series B Convertible Preferred Stock of the
                                Issuer:

                                     Apax Europe IV - A, L.P.
                                     Apax Europe IV - B, L.P.
                                     Apax Europe IV - C GmbH & Co. KG
                                     Apax Europe IV - D, L.P.
                                     Apax Europe IV - E, L.P.
                                     Apax Europe IV - F, C.V.
                                     Apax Europe IV - G, C.V.

                 (b) Address of Principal Business Office or, if none,
                     Residence:

                        13 - 15 Victoria Road
                        St Peter Port
                        Guernsey
                        Channel Islands GY1 3ZD

                 (c)    Citizenship:

                        Guernsey

                 (d) Title of Class of Securities:

                     Common Stock, par value $0.001 per Share

                 (e) CUSIP Number:

                     30049R100

                                                             PAGE 4 OF 7 PAGES

Item 3.          If this statement is filed pursuant to ss.ss.240.13d-1(b) or
                 240.13d-2(b) or (c), check whether the person filing is a:

(a)              [ ]   Broker or dealer registered under Section 15 of the Act.
(b)              [ ]   Bank as defined in Section 3(a)(6) of the Act.
(c)              [ ]   Insurance company as defined in Section 3(a)(19) of the Act.
(d)              [ ]   Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)              [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
(f)              [ ]   An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
(g)              [ ]   A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
(h)              [ ]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)              [ ]   A church plan that is excluded from the definition of an investment company under Section
                       3(c)(14) of the Investment Company Act of 1940.
(j)              [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.          Ownership.

(a)              Amount beneficially owned: 2,899,998 .
(b)              Percent of class: 15.4 .
(c)              Number of shares as to which the person has:
                 (i)   Sole power to vote or to direct the vote NIL .
                 (ii)  Shared power to vote or to direct the vote 2,899,998 .
                 (iii) Sole power to dispose or to direct the disposition of NIL .
                 (iv)  Shared power to dispose or to direct the disposition of 2,899,998 .

Item 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
                 beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which
                 Acquired the Security Being Reported on By the Parent Holding
                 Company or Control Person.

                 Not applicable.

                                                             PAGE 5 OF 7 PAGES

Item 8.          Identification and Classification of Members of the Group.

                 See Exhibit A

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
                 changing or influencing the control of the issuer of the
                 securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             PAGE 6 OF 7 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         12 November 2004
-------------------------------------
              (Date)

APAX EUROPE IV GP CO. LIMITED

BY:      /s/ Denise J. Fallaize
    ---------------------------------
               (Signature)

Denise J. Fallaize, Director
--------------------------------------
              (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (See 18 U.S.C. 1001)

                                                                 Exhibit A

List of Group Members:

Tertio Telecoms Group, Ltd.
Entities affiliated with Advent International Corporation